LARREA BIOSCIENCES CORPORATION
4119 Montrose, Suite 230, Houston, Texas 77006
Phone: (832) 695-0096

September 18, 2006

U. S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Mr. Brian K. Bhandari, Staff Accountant
Mail Stop 3561

RE: Larrea Biosciences Corporation

Form 8-K – Item 4.01 filed June 26, 2006

File No. 000-50281

Dear Mr. Bhandari:

This letter is in response to the staff’s comment letter dated June 27, 2006 regarding the Item 4.01 Form 8-K/A filed on June 26, 2006. For the convenience of the staff, we have set forth below each of the staff’s numbered comments followed by our numbered response to each comment. We have also filed via EDGAR the amended Form 8-K.

Question 1. Your amended filing did not respond to our prior comment 2, so the comment will be reissued. In Item, 4.01(a)(1)(i) of your filing you disclose Madsen & Associates, CPAs, Inc. was dismissed, yet in paragraph two of Item 4.0 1 (a)(1) you disclose their resignation. Please amend your filing to consistently disclose the reason behind your change in accountants (e.g. dismissal, resignation, etc.) in accordance with Item 304(a)(1)(i) of Regulation S-B.

Response 1. We have revised Item 4.01(a)(1)(i) and Item Item 4.01(a)(1)(iv) to reflect that Madsen & Associates, CPAs, Inc. was dismissed by the Registrant.

Question 2. Your amended filing did not respond to our prior comment 3, so the comment will be reissued. Please amend your Form S-K to indicate the appropriate level of corporate approval (e.g. Board of Directors) for the dismissal of Madsen & Associates, CPA's, Inc., in accordance with Item 304(a)(1)(iii) of Regulation S-B.

Response 2. We have revised disclosure under Item Item 4.01(a)(1)(iii) to read as follows: "The decision to dismiss Madsen & Associates, CPAs, Inc. as accountants was recommended and approved by the board of directors of the Company on June 21, 2004."

Question 3. Your amended filing included a letter from Madsen & Associates dated August 31, 2005, thus prior comment 4 will be reissued. Please file an updated letter from Madsen & Associates, CPA's, Inc. as Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K filing.

Response 3. We have attached as Exhibit 16 an updated letter from Madsen & Associates.

Please feel free to contact the undersigned at 832-433-7022 if the staff has any questions or comments.

Sincerely,

/s/ Peter Smetek

CEO